EXHIBIT 99.2

New appointment of Senior Executive Vice President for Finance and Chief Financial Officer

Date of events:2017/08/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel and financial officer

2.Date of occurrence of the change:2017/08/08

3.Name, title, and resume of the replaced person: Chi-Mau Sheih, President of Chunghwa Telecom, Master’s degree in Business Administration from National Taiwan University.

4.Name, title, and resume of the replacement: Shui-Yi Kuo, Senior Executive Vice President for Investment of Chunghwa Telecom and former Vice President of Investment Department, Master’s degree in Accounting from National Chengchi University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.Reason for the change: position adjustment

7.Effective date:2017/08/09

8.Any other matters that need to be specified: The President Chi-Mau Sheih acts for the position of Senior Executive Vice President for Finance and Chief Financial Officer con-currently from June 1, 2017.